Exhibit 99.5

Envigado, March 21, 2024

NEW BOARD OF DIRECTORS AND FEES FIXATION

Almacenes Éxito S.A. informs its shareholders and the market in general that today, March 21, 2024, after all the necessary processes and authorizations had been carried out, the ordinary meeting of the General Shareholders’ Assembly was held in person, where the matters contemplated in the agenda that was informed by means of the call made on February 19, 2024, were considered.

At said meeting, in accordance with the functions and powers of the General Shareholders’ Assembly provided for in Article 29 of the bylaws, the new Board of Directors of the Company was elected for the period 2024-2026 by 88.59% of the shares present and represented at the meeting.

The elected Board of Directors is made up of the following persons:

Non-independent members:

1.	Francisco Javier Calleja Malaina
2.	Juan Carlos Calleja Hakker
3.	David Alberto Cahen Ávila
4.	Alberto José Corpeño Posada

Independent members:

1.	Miguel Fernando Dueñas
2.	Francisco José Fermán Gómez
3.	Óscar Samour Santillana

For more information on their resumes, please visit the corporate website.

Likewise, the Board of Directors appointed Francisco Javier Calleja Malaina as Chairman of said corporate body. Mr. Calleja is Executive President and founder of Grupo Calleja, a graduate of the University of Bilbao, Spain as an industrial engineer, with extensive experience in the Salvadoran business sector, contributing to promote the economic and social development of El Salvador.

Likewise, the following proposal for the remuneration of the Board of Directors for the period 2024-2026 was approved by 95,68% of the shares present and represented at the meeting:

THE GENERAL SHAREHOLDERS’ ASSEMBLY

Resolves:

FIRST. The non-independent members shall not receive any fees for the preparation and attendance to each meeting of the Board of Directors.

SECOND. The executive members of the Company who become members of the Board of Directors shall not receive any remuneration for the preparation and attendance to each meeting of the Board of Directors.

THIRD. The independent members shall receive fees of an amount of FIVE HUNDRED DOLLARS (500 USD) for the preparation and attendance to each meeting of the Board of Directors and to each meeting of the Audit and Risk Committee.

FOURTH. The Chairman of the Board of Directors and the Chairman of the Audit and Risk Committee shall not receive differential fees.